CLARUS CORPORATION
2084 EAST 3900 SOUTH
SALT LAKE CITY, UTAH 84124
(801) 278-5552

September 2, 2010
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Clarus Corporation
Forms 10-K and 10-K, Amendment 1 for Fiscal Year Ended
December 31, 2009 and Filed March 15 and April 23, 2010
Respectively
File No. 0-24277

Dear Sirs:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), the Company’s responses to the Commission’s letter of comment dated August 6, 2010 (the “Staff Letter”), which are set forth on Schedule A hereto and have been listed in the order of the comments from the Staff Letter.  We also hereby submit on Schedule B hereto the acknowledgment of the Company as required by the Staff Letter.

Very truly yours,

/s/ Robert N. Peay
Robert N. Peay
Chief Financial Officer
cc: Susann Reilly
      Robert L. Lawrence, Esq.

Schedule A

Form 10-K for the Year Ended December 31, 2009

Cover Page

1.
We note that you have checked the box on the cover page indicating that you are not a shell company.  Please revise the cover page to indicate that you are a shell company or provide a detailed analysis of why you believe you are not a “shell” company.  In particular, we note the length of time since you completed the sale of the operating assets and that you have not had operations since then.  We also note the last risk factor on page 5 regarding shell companies.  This comment also applies to the Form 10-Q filed May 10, 2010.

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that the Company does not believe that it is a “shell company” within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the following reasons.

Rule 12b-2 of the Exchange Act defines a shell company as “a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has: (1) No or nominal operations; and (2) Either: (i) No or nominal assets; (ii) Assets consisting solely of cash and cash equivalents; or (iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.”  The definition of shell company further contains the following note: “For purposes of this definition, the determination of a registrant's assets (including cash and cash equivalents) is based solely on the amount of assets that would be reflected on the registrant's balance sheet prepared in accordance with generally accepted accounting principles on the date of that determination.”

In this case, the Company (as reflected in its balance sheets prepared in accordance with generally accepted accounting principles (“GAAP”) and contained in the Company’s Annual Reports on Form 10-K for the years ended December 31, 2002 through December 31, 2009), at all times since the December 6, 2002 sale of its e-commerce solutions business through its acquisitions of Black Diamond Equipment, Ltd. (“BDE”) and Gregory Mountain Products, Inc. (“GMP”) on May 28, 2010, has held substantially more than (i) nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.  Specifically, at all times during this period, a substantial portion of the Company’s assets reflected on its balance sheets were comprised of “marketable securities” consisting of government and government agency notes and bonds.  These marketable securities ranged in value from approximately $24.1 million to $82.6 million and ranged in percentage of the Company’s total assets from approximately 29% to 95%.  Set forth below is a schedule identifying, for each of the fiscal years from December 31, 2002 through December 31, 2009, the amount of the Company’s cash and cash equivalents, marketable securities, and total assets (each as reported by the Company in its audited financial statements contained in the Company’s Annual Report on Form 10-K for the year in question), as well as the percentage of total assets that are represented by marketable securities for each such year.

	FISCAL YEAR ENDED DECEMBER 31, (000’s)
	2002	2003	2004	2005	2006	2007	2008	2009
Cash and Cash Equivalents	$42,225	$15,045	$48,377	$23,270	$1,731	$41,866	$19,342	$58,363
Marketable Securities	52,885	73,685	35,119	61,601	82,634	45,223	66,670	24,059
Total Assets	$97,764	$89,445	$86,437	$88,278	$86,673	$88,680	$87,177	$83,791
Marketable Securities as a Percentage of Total Assets	54%	82%	41%	70%	95%	51%	76%	29%

Although the Company’s operations between December 6, 2002 and May 28, 2010 were limited to identifying suitable merger partners or acquisition opportunities, including negotiating terms of potential acquisitions and related financings therefor,  during this period, the Company’s assets, as reflected on its balance sheets (which were prepared in accordance with GAAP) included a substantial amount of marketable securities and, accordingly, were comprised of substantially more than merely cash and cash equivalents.  As such, the definition of “shell company” under Rule 12b-2 is not satisfied. The Company further notes the Staff’s reference to the last risk factor contained on page 5 regarding shell companies. Risk factors, by their nature, are designed to make certain information, however remote, available to the investing public.  The language used by the Company in the risk factor is cautionary in nature (i.e., “the Company may be deemed to be a shell company.”).  As is evident from the comment received from the Staff regarding this subject, the inclusion of such a risk factor was appropriate.  However, the Company believes that it is not a shell company for the reasons described herein, namely, that (i) a significant portion of the Company’s assets were marketable securities which, under GAAP, are different from cash and cash equivalents, and (ii) under applicable SEC Rule 12b-2, the determination of a Company’s assets (including cash and cash equivalents) is based solely on the assets of the Company as reflected on its balance sheet prepared in accordance with GAAP, and in this instance, the Company’s balance sheets, which were prepared in accordance with GAAP, reflected a significant portion of its assets as marketable securities, and not as cash and cash equivalents.

The Company applies Accounting Standards Codification (“ASC”) 230, “Statement of Cash Flows” when determining whether or not to classify marketable securities as cash and cash equivalents.

ASC 230-10-20 provides, in pertinent part:

Cash equivalents are short-term, highly liquid investments that have both of the following characteristics:

a. Readily convertible to known amounts of cash

b. So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Generally, only investments with original maturities of three months or less qualify under that definition.  Original maturity means original maturity to the entity holding the investment.  For example, both a three-month U.S. Treasury bill and a three-year U.S. Treasury note purchased three months from maturity qualify as cash equivalents.  However, a Treasury note purchased three years ago does not become a cash equivalent when its remaining maturity is three months.  Examples of items commonly considered to be cash equivalents are Treasury bills, commercial paper, money market funds, and federal funds sold (for an enterprise with banking operations).

As disclosed in Note 1, “Organization and Summary of Significant Accounting Policies,” to the audited financial statements for the Company’s fiscal year ended December 31, 2009, included in the Company’s Annual Report on Form 10-K for such year, the Company’s “cash and cash equivalents” line item was comprised of solely cash, and zero cash equivalents.

In addition, Note 2, “Marketable Securities,” to the Company’s audited financial statements for the same period disclosed the following:

As of December 31, 2009, and 2008, those investments with an original maturity of three months or less are classified as cash equivalents and those investments with original maturities beyond three months are classified as marketable securities.  The Company has classified all of the marketable securities as available-for-sale.

At December 31, 2009, marketable securities consisted of government and government agency notes and bonds with a fair market value of $24.1 million.  The amortized cost of marketable securities at December 31, 2009 was $24.1 million with an unrealized gain of $6,000. The maturities of all securities are less than 12 months at December 31, 2009.

At December 31, 2008, marketable securities consisted of government and government agency notes and bonds with a fair market value of $66.7 million.  The amortized cost of marketable securities at December 31, 2008 was $66.3 million with an unrealized gain of $403,000.  The maturities of all securities are less than 12 months at December 31, 2008.

The Company accounts for its marketable securities under the provisions of ASC 320, “Investments – Debt and Equity Securities,” and as described in the first paragraph of Note 2 to the Company’s audited financial statements, as quoted above, there is a distinction in what constitutes a cash equivalent and what constitutes a marketable security.

Based upon the foregoing, and in light of the Note to Rule 12b-2, the Company believes that the requirements for a shell company are not satisfied in the case of the Company.

Furthermore, counsel for the Company, on a no names basis, had a telephone conference with the Staff in September 2006 to obtain the Staff’s view of this specific fact pattern.  Upon presentation of the identical fact pattern as involved herein, the Staff advised Company counsel that its view was that because of the Note to Rule 12b-2, the Company’s GAAP–compliant balance sheet would be controlling as to whether assets therein were cash and cash equivalents, marketable securities, or other assets.  The Staff confirmed to Company counsel that the analysis of what constitutes cash and cash equivalents is based solely on GAAP and how the Company’s assets are reflected on its GAAP–compliant balance sheet.  Although the Company recognizes that such views are not binding, it is indicia of the Company’s efforts to, in addition to relying on its own views and analyses, obtaining guidance from the Staff on the issue in question and relying thereon.

The Company, therefore, does not believe that it is a “shell company” within the meaning of Rule 12b-2 under the Exchange Act, and as such, no amendment to the cover page of the Company’s Form 10-K for the year ended December 31, 2009 nor its Form 10-Q for the quarter ended March 31, 2010 would be required.

Form 10-K, Amendment 1, for the Year Ended December 31, 2009

Item 10.  Directors and Executive Officers of the Registrant

2.
Please provide the disclosure required by Item 401(e) of Regulations S-K regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of the company’s business and structure.

The Company notes the Staff’s comment and, in response to this comment, proposes to revise each of the biographies of our directors contained on page 4 of the Company’s Amendment No. 1 to the Annual Report for the year ended December 31, 2009 on Form 10-K/A (the “10-K/A”), to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each of our directors should serve as a director for the Company, as set forth below:

•
Based upon Mr. Kanders’ role as Executive Chairman of the Company, service as a chairman and a director of a wide-range of other public companies, financial background and education, as well as his extensive investment, capital raising, acquisition and operating expertise, the Company believes that Mr. Kanders has the requisite set of skills to serve as a Board member of the Company.

•
Based upon Mr. Ehrlich’s prior experience as a chairman and chief operating officer, financial background, extensive experience serving on the boards of directors and committees of other public companies, the Company believes that Mr. Ehrlich has the requisite set of skills to serve as a Board or Board committee member of the Company.

•
Based upon Mr. House’s role as the Chairman of the Company’s Board of Directors’ Audit Committee, prior experience as a chairman and an executive officer of companies in a variety of industries, financial expertise and extensive experience serving as a member and chairman of the boards of directors and committees of other public companies, the Company believes that Mr. House has the requisite set of skills to serve as a Board or Board committee member of the Company.

•
Based upon Mr. Sokolow’s role as the Chairman of the Company’s Board of Directors’ Compensation Committee, education, legal background involving mergers and acquisitions, corporate governance expertise and extensive experience serving as a member and chairman of the boards of directors and committees of other public companies, the Company believes that Mr. Sokolow has the requisite set of skills to serve as a Board or Board committee member of the Company.

Item 11. Executive Compensation

3.	Please provide the disclosure required by Item 407(e)(4) of Regulation S-K.

The Company notes the Staff’s comment and, in response to this comment, proposes to revise page 14 of the 10-K/A to provide the disclosure required by Item 407(e)(4) of Regulation S-K, as set forth below:

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2009, none of the members of our Compensation Committee (i) served as an officer or employee of Clarus or its subsidiaries, (ii) was formerly an officer of Clarus or its subsidiaries or (iii) entered into any transactions with Clarus or its subsidiaries. During fiscal 2009, none of our executive officers (i) served as a member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served on our Compensation Committee, (ii) served as director of another entity, one of whose executive officers served on our Compensation Committee, or (iii) served as member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served as a director of Clarus.

4.
Please provide the disclosure required by Item 402(b)(l)(v) of Regulation S-K for your performance-based annual award.  To the extent that you have targets please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

The Company notes the Staff’s comment and, in response to this comment, proposes to revise page 7 of the 10-K/A to provide the disclosure required by Item 402(b)(l)(v) of Regulation S-K with respect to the Company’s payment of performance-based annual awards for the year ended December 31, 2009, as set forth below:

In 2009, no performance-based bonus was awarded to Mr. Kanders or Mr. Baratelli because the specific performance target of the Company consummating an asset redeployment transaction was not achieved.  Had such performance target been achieved in 2009, the specific amount of such performance-based bonuses would have been in the discretion of the Company’s Compensation Committee based upon a variety of factors including, without limitation, the cost of consummating the asset redeployment transaction, the type of business acquired including, without limitation, the revenues, earnings, cash flows, growth potential, prospects, potential synergies and other relevant business metrics of the business acquired, and the executive officer’s contributions as part of consummating such asset redeployment transaction.

5.
We note that Mr. Kanders has agreed to defer a portion of his compensation.  Deferred salary compensation should be included in the summary compensation table.  See Instruction 4 to Item 402(c) of Regulation S-K.

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that the Company does not believe that Mr. Kanders’ $125,000 in salary compensation should be included in the summary compensation table for the following reasons:

Instruction 4 to Item 402(c) states “Any amounts deferred, whether pursuant to a plan established under section 401(k) of the Internal Revenue Code, or otherwise, shall be included in the appropriate column for the fiscal year in which earned” (emphasis added).  Mr. Kanders, however, did not earn this portion of his compensation in 2009; rather, earning such amount was contingent upon the completion of an asset redeployment transaction. Because as of December 31, 2009, the Company had not consummated an asset redeployment transaction, as of such date Mr. Kanders had not earned the $125,000 portion of his salary, nor was the Company obligated to pay such portion of Mr. Kanders’ salary.   Accordingly, the Company believes that the salary column of the summary compensation correctly includes only $125,000 in salary that was earned by, and actually paid to, Mr. Kanders during the 2009 fiscal year.  The Company further notes that, upon closing of the acquisitions of BDE and GMP on May 28, 2010, all such deferred salary was earned by Mr. Kanders as of such closing date and, accordingly, the Company will include such salary in the summary compensation table, in accordance with Instruction 4 to Item 402(c), for the fiscal year ending December 31, 2010, the fiscal year in which the compensation was earned by Mr. Kanders.

Item 13.  Certain Relationships and Related Transactions

6.	Please provide the disclosure required by Item 404(b) of Regulation S-K.

The Company notes the Staff’s comment and, in response to this comment, proposes to revise page 17 of the 10-K/A to provide the disclosure required by Item 404(b) of Regulation S-K, as set forth below:

The Audit Committee is responsible for reviewing and approving all related person transactions. Under SEC rules, a related person is a director, officer, nominee for director, or 5% stockholder of the company since the beginning of the last fiscal year and their immediate family members. In addition, under SEC rules, a related person transaction is a transaction or series of transactions in which the company is a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.

The Board of Directors has a general practice of requiring directors interested in a transaction not to participate in deliberations or to vote upon transactions in which they have an interest, and to be sure that transactions with directors, executive officers and major stockholders are on terms that align the interests of the parties to such agreements with the interests of the stockholders.

Form 8-K filed June 4, 2010

Unaudited Pro Forma Condensed Combined Financial Information, page 1

Unaudited Pro Forma Condensed Combined Statement of Operations, page 4

7.
We note on page 6 of your pro forma balance sheet that the outstanding shares of Clarus was 17,366,747 in 2010 and that you had 75,000 shares in treasury stock.  Please tell us how you determined the weighted average shares outstanding to be 16,867,000.

The difference between Clarus’ outstanding shares of 17,366,747 in 2010 as included on page 6 of the pro forma balance sheet and the weighted average shares outstanding of 16,867,000 is due to the 500,000 restricted shares issued to Mr. Kanders in 2003.  We computed the basic and diluted weighted average shares outstanding to be 16,867,000 by excluding the 500,000 restricted shares issued to Mr. Kanders.   The 500,000 restricted shares were excluded from the basic share count because they are forfeitable if Mr. Kanders’ employment or service as a director of the Company or any of its affiliates or subsidiaries terminate prior to the earlier of (i) the date the closing price of the Company’s common stock, as listed or quoted on any national securities exchange or NASDAQ, shall have exceeded $15.00 per share for each of the trading days during a ninety (90) consecutive day period and (ii) the tenth anniversary of the date of grant.  These restricted shares have been issued to Mr. Kanders but Mr. Kanders would have been required to return all of the shares if the specified conditions of the April 11, 2003 restricted share agreement were not met.    The 500,000 restricted shares were excluded from weighted average diluted share count because they were anti-dilutive due to historical losses of Clarus (excluding BDE and GMP) of $2.5 million and $2.4 million for the twelve and three month periods ending December 31, 2009 and March 31, 2010, respectively.

These restricted shares are considered to be contingently issuable shares based on the guidance in ASC 260-10-45-13 which states that “outstanding common shares that are contingently returnable (that is, subject to recall) shall be treated in the same manner as contingently issuable shares.”

ASC 260-10-45-13 also indicates that shares issued for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of Basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent).

As the conditions for vesting were not met as of December 31, 2009 or March 31, 2010, following the guidance in ASC 260-10-45-12A which states that “contingently issuable shares should be included in basic EPS only when there is no circumstance under which those shares would not be issued,” we excluded the restricted shares from the weighted average shares outstanding for basic EPS.

As noted above, for the twelve and three month periods ending December 31, 2009 and March 31, 2010, respectively, inclusion of the 500,000 restricted shares in the diluted weighted average diluted share calculation would have made the restricted shares anti dilutive.  In accordance with ASC 260-10-45-17 which states that “the computation of diluted EPS shall not assume conversion, exercise, or contingent issuance of securities that would have an antidillutive effect on EPS,” we also excluded the 500,000 restricted shares from the historical weighted average diluted share calculation.

We note that Company’s Compensation Committee and Board of Directors approved effective as of May 28, 2010, the acceleration of vesting of these 500,000 restricted shares.   The 500,000 shares are therefore included in future basic and diluted share counts commencing with our Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed with the Commission on August 9, 2010.

Note 9 Income Taxes, page 18

8.
Please explain to us how you arrived at the pro forma adjustments for BDE and GMP to income tax provision (benefit) for each of the year ended December 31, 2009 and the three months ended March 31, 2010.

The tax provision adjustments for the year ended December 31, 2009 and March 31, 2010 were calculated beginning with the existing historical pre-tax income (loss) of Clarus, BDE and GMP, plus or minus the respective pro forma adjustments.  We then applied to the pro forma adjusted income or loss before income taxes, the statutory rates in effect during the periods presented comprised of a blended state tax rate of 5.0% and 35% federal tax rate to calculate the tax benefit.

The BDE income tax benefit pro forma adjustments include the tax effect of the BDE pro forma adjustments as well as the effect of the tax benefit for the Clarus losses that the combined companies would now realize; the Clarus current year losses can be used to offset future year income of the combined group.  Historically, the current deferred tax asset/benefit related to current year historical Clarus losses has been fully reserved providing no current year tax benefit to the Clarus pre-tax loss.  The table below details the Clarus and BDE components of the BDE pro forma tax benefit adjustment for the three and twelve month periods as well as the GMP tax benefit adjustment.

	Three Months Ended March 31, 2010	Year Ended December 31, 2009
Clarus Tax benefit	$(2,074,000)	$(330,000)
BDE Tax provision	321,000	125,000

Total BDE pro forma tax benefit adjustment	(1,753,000)	(205,000)

Total GMP pro forma tax benefit adjustment	(868,000)	(292,000)

Total pro forma tax benefit adjustments	$(2,621,000)	$(497,000)

Reconciliation from Operating Income to EBITDA and Adjusted EBITDA, page 43

9.
We note you reconcile EBITDA to operating (loss) income.  We believe that EBITDA, when used as a performance measure, should be reconciled to net income as presented in the statement of operations.  To the extent you disclose EBITDA and Adjusted EBITDA in future filings, please confirm that you will reconcile these measures to net income.

The Company notes the Staff’s comment and, in response to this comment, confirms that to the extent the Company discloses EBITDA and Adjusted EBITDA in future filings, the Company will reconcile these measures to net income.

Cash Earnings Per Share and Adjusted Cash Earnings Per Share, page 44

10.
We note that cash earnings per share represents net income adjusted for cash taxes among other non-cash items.  Non-GAAP liquidity measures should not be presented on a per share basis consistent with Accounting Series Release No. 142.  Please explain to us why the measure of cash earnings per share does not represent a non-GAAP Liquidity measure by virtue of the adjustment for cash taxes paid, or confirm to us that you will not disclose cash earnings per share in future filings.

We believe that providing cash net income, cash earnings per share, adjusted cash net income and adjusted earnings per share gives the investor a better understanding of the key economic reasons for our investment in BDE and GMP.  The pro forma net income for the twelve months ended December 31, 2009, yielded a net income of $6,000 and diluted earnings per share of $0.00, while the cash net income and adjusted cash net income yielded $5.4 million and $7.6 million, respectively.   Cash earnings per share and adjusted cash earnings per share were $0.26 and $0.36, respectively.

We believe cash net income, cash earnings per share, adjusted cash net income and adjusted earnings per share reflect alternative pro forma net income before non-cash expenses and pro forma diluted earnings per share before non-cash expenses measurements and more accurately reflect the underlying economics of the combined businesses by adjusting for non-cash items, acquisition related costs, and the benefit of our net operating loss (“NOL”). The fact we have a large NOL is an important part of the investment thesis in the Company, and the tax provision as reported in the income statement on a quarterly and annual basis does not reflect the amount of cash tax savings the NOL provides.

We do not believe that cash net income, cash earnings per share, adjusted cash net income and adjusted earnings per share represent a non-GAAP liquidity measure by virtue of the adjustment for cash taxes paid.  We believe that these measurements present to the users of the financial statements the results adjusted for the effects of the acquisition including the related tax benefits.  We reconcile the cash net income and adjusted cash net income back to net income as reported and we make no working capital adjustments to cash net income or adjusted cash net income as a cash flow per share type of measure would.  We view cash net income, cash earnings per share, adjusted cash net income and adjusted earnings per share as other examples of pro forma earnings before non-cash expense and earnings per share before non-cash expense.  As required under Regulation G, we have reconciled cash net income and adjusted cash net income back to the respective GAAP number, net income as reported.

Prospectively, in future filings we will rename cash net income to net income before non-cash expenses and rename adjusted cash net income to adjusted net income before non-cash expenses.  We will also reconcile diluted earnings per share as reported to net income before non-cash expenses per share and adjusted net income before non-cash expenses per share.

Below is an example of how in future filings we will prospectively present the reconciliation from net income to net income before non-cash expenses, adjusted net income before non-cash expenses and from diluted earnings per share to net income before non-cash expenses per share and adjusted net income before non-cash expenses per share.

RECONCILIATION FROM NET INCOME (LOSS) TO NET INCOME BEFORE NON-CASH EXPENSES
AND ADJUSTED NET INCOME BEFORE NON-CASH EXPENSES
RECONCILIATION FROM DILUTED EPS TO DILUTED EARNINGS EPS BEFORE NON-CASH EXPENSES
AND ADJUSTED DILUTED EPS BEFORE NON-CASH EXPENSES

	THREE MONTHS ENDED		THREE MONTHS ENDED
	________, 2010	_______, 2010	______, 2009	_______, 2009
	(000's)	(Per share diluted)	(000's)	(Per share diluted)

Net income (loss)	$-	$-	$-	$-

Amortization of intangibles

Depreciation

Accretion of note discount

Non-cash equity compensation

Non-cash write off of inventory step up

GAAP tax provision/(benefit)

Cash income taxes

Net income before non-cash expenses	$-	$-	$-	$-

Transaction costs

Restructuring charge

Merger and integration

State cash taxes on adjustments

AMT cash taxes on adjustments

Adjusted net income before non-cash expenses	$-	$-	$-	$-

11.
We note that you believe that cash earnings per share more accurately reflects the benefit of your net operating loss carryforward’s ability to offset the majority of your federal income taxes.  Please explain to us, with a view toward disclosure in future filings, the basis for this belief.

We believe that cash net income, cash earnings per share, adjusted cash net income and adjusted earnings per share more accurately reflect the benefit of the ability of our net operating loss carryforwards to offset the majority of our federal income taxes since the tax provision in net income as reported in the income statement does not reflect the substantial deferred nature of the tax provision or disclose the amount of cash tax savings the NOL provides.

We believe our NOL, which totaled $237.5 million, at June 30, 2010, will offset the majority of our future U.S. Federal income taxes, excluding the amount subject to U.S. Federal Alternative Minimum Tax (“AMT”).  The majority of the Company’s pre-tax income is currently earned and projected to be earned in the U.S., or taxed in the U.S. as Sub Part F income.  We would pay only 2% AMT tax on this taxable income as the remainder would be offset by our $237.5 million NOL.  Furthermore, $217.4 million of the $237.5 million does not expire until 2020 or later, subject to compliance with Section 382 of the Internal Revenue Code.

Because of the benefits mentioned above, we expect to continue to highlight cash net income, cash earnings per share, adjusted cash net income and adjusted earnings per share in our press releases included in Form 8-K, with reconciliations to net income and diluted earnings per share as reported.  With a view towards future filings, our disclosure in future quarterly and annual filings under Form 10-Q and Form 10-K, respectively, will include language similar to the following disclosure using June 30, 2010 footnote information as a basis for the disclosure:

NOTE   16.  INCOME TAXES (000’s)

During the three months ended June 30, 2010, the Company recorded a tax benefit of $68,433 related to the partial release of the valuation allowance carried against our deferred tax assets and reduced the Company's effective tax rate from 38% to (614%) and (507%) for the three and six months ended June 30, 2010, respectively.

As of June 30, 2010, the Company had net operating loss, research and experimentation credit and alternative minimum tax credit carryforwards for U.S. federal income tax purposes of approximately $239,578, $1,300 and $56, respectively. The Company's ability to benefit from certain net operating loss and tax credit carryforwards is limited under section 382 of the Internal Revenue Code due to a prior ownership change of greater than 50%.  The Company believes its U.S. Federal net operating loss (“NOL”), will offset the majority of our future U.S. Federal income taxes, excluding the amount subject to U.S. Federal Alternative Minimum Tax (“AMT”).  AMT tax is calculated on 10% of U.S. federal taxable income times a rate of 20% or 2% of the U.S. Federal taxable income amount. The majority of the Company’s pre-tax income is currently earned and expected to be earned in the U.S., or taxed in the U.S. as Sub Part F. income and will be offset with the NOL.

Of the approximately $237,541 of net operating losses available to offset taxable income, approximately $217,447 does not expire until 2020 or later, subject to compliance with Section 382 of the Internal Revenue Code as indicated by the following schedule:

NET OPERATING CARRYFORWARD EXPIRATION DATES
(UNAUDITED)
JUNE 30, 2010

Net Operating
Expiration Dates	Loss
December 31,	Amount
2010	$7,417
2011	7,520
2012	5,157
2020	29,533
2021	50,430
2022	115,000
2023	5,712
2024	3,566
2025	1,707
2026	476
2028	1,360
2029	4,074
2030	7,626
Total	$239,578
Section 382 Limitation	(2,037)
After Limitations	$237,541

*Subject to compliance with Section 382 of the Internal Revenue Code

As of June 30, 2010, the Company’s gross deferred tax asset was approximately $100,000.  The Company has recorded a valuation allowance, resulting in a net deferred tax asset of approximately $68,000, not including deferred tax liabilities.

The Company has projected its estimated future pre-tax income including expected synergies and internal growth initiatives on a consolidated basis considering the acquisition of BDE and GMP. Based on these projections, the Company believes that it is more likely than not it will realize a significant amount of the Clarus pre-acquisition deferred tax asset and has recognized $65,000 of the deferred tax asset by releasing the related valuation allowance. This adjustment has been recorded as a reduction in the deferred tax asset valuation allowance and a reduction to tax expense. Under the acquisition method of accounting, the reduction of valuation allowances of the acquirer as a result of the acquisition, if any, is recorded to the statement of operations. The recognition of a valuation allowance for deferred taxes requires management to make estimates and judgments about the Company’s future profitability, which are inherently uncertain. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The estimates and judgments associated with the Company’s valuation of deferred taxes are considered critical due to the amount of deferred taxes recorded by the Company on its consolidated balance sheet and the judgment required in determining the Company’s future profitability. If, in the opinion of management, it becomes more likely than not that some portion or all of the deferred tax assets will not be realized, deferred tax assets would be reduced by a valuation allowance and any such reduction could have a material adverse effect on the financial condition of the Company.

Schedule B
Clarus Corporation Acknowledgement

Clarus Corporation (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CLARUS CORPORATION

By: /s/ Robert N. Peay
Name: Robert N. Peay
Title: Chief Financial Officer

B-1